Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA





10016191

August 9, 2010

Our contact
Petter Mattsson

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published on August 5, 2010.

Best regards,

Skanska AB



Petter Mattsson

Published	Item	Document name	Required by
August 5, 2010	Press Release	Skanska sells office project in Finland for EUR 38.4 M, approximately SEK 375 M	law and by the listing agreement with Stockholm Stock Exchange



SKANSKA

Press Release

August 5, 2010
13:00 pm CET

Skanska sells office project in Finland for EUR 38.4 M, approximately SEK 375 M

Skanska has reached an agreement to sell an office project in Helsinki to the German property company Commerz Real. The sales price amounts to approximately EUR 38.4 M, about SEK 375 M, and the capital gain to about EUR 6.7 M, about SEK 66 M, which will be included in earnings for the third quarter.

The transaction relates to the 10,700-square-meter Lintulahti Building, which has an occupancy rate of over 90 percent. The building was completed in 2009 and was Skanska Commercial Development Nordic's first own office development project in Finland.

Lintulahti was also the first building in the Nordic region to achieve pre-certification under the international environmental rating system LEED.

"We are glad that both investors and tenants are interested in our modern and environmental efficient office buildings", says Jukka Pitkänen, Managing Director, Skanska Commercial Development Finland.

Skanska Commercial Development Nordic has now started Skanska House, which is the unit's second office development project in Helsinki.

Skanska Commercial Development Nordic initiates and develops property projects in offices, logistics centers and retail warehouses. Office operations focus on the four large metropolitan regions in Sweden, the Copenhagen region in Denmark, Helsinki region in Finland and Oslo in Norway. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark, Finland and Norway.

For further information please contact:

Jukka Pitkänen, Managing Director, Skanska Commercial Development Finland, tel +358 20 719 2312
Per-Lennart Berg, spokesperson, Skanska, tel +46 (0)10-448 88 28
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global Green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.